Cirmaker Technology Corporation
            No. 8, Lane 377, Chung Cheng Road, Feng Yeh Li, Yang Mei
                              Taoyuan 326, Taiwan
                               Republic of China


                                December 9, 2005


BY EDGAR
--------

Mr. David R. Humphrey
Branch Chief
100 F Street N.E.
Securities and Exchange Commission
Washington, D.C. 20549

     RE:  CIRMAKER TECHNOLOGY CORPORATION
          FORM 10 KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
          COMMISSION FILE NUMBER 333-70156

Dear Mr. Humphrey:

     This letter is being filed in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") transmitted by letter dated November 16, 2005 to Ms. Hong Juin Chang of Cirmaker Technology Corporation (the "Company") with respect to the above referenced filing.

     As comments 2, 3 and 5 of the Staff require the Company to file an amended Form 10-KSB (the "Amended Form 10-KSB"), attached to this filing as Appendix A are the proposed changed pages for the Amended Form 10-KSB.

     For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company.

FINANCIAL STATEMENTS
--------------------

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-3
---------------------------------------------------------------------

1. WE NOTE THAT YOUR AUDITORS ARE LOCATED IN UTAH. IT APPEARS THAT A SIGNIFICANT PORTION OF YOUR ASSETS, LIABILITIES, REVENUES AND EXPENSES RELATE TO OPERATIONS LOCATED IN TAIWAN. PLEASE TELL US HOW THE AUDIT OF THE

David R. Humphrey
December 9, 2005
Page 2


     OPERATIONS IN TAIWAN, INCLUDING THE ASSOCIATED ASSETS AND LIABILITIES, WAS CONDUCTED. YOUR RESPONSE SHOULD INCLUDE A DISCUSSION OF THE FOLLOWING:

     o WHETHER ANOTHER AUDITOR WAS INVOLVED IN THE AUDIT OF THE TAIWANESE OPERATIONS. IF SO, PLEASE TELL THE NAME OF THE FIRM AND INDICATE WHETHER THEY ARE REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (PCAOB). ADDITIONALLY, PLEASE TELL US HOW YOUR U.S. AUDITOR ASSESSED THE QUALIFICATIONS OF THE OTHER AUDITOR AND THE OTHER AUDITOR'S KNOWLEDGE OF US GAAP AND PCAOB STANDARDS;

     o WHETHER YOUR U.S. AUDITOR PERFORMED ALL THE REQUIRED AUDIT PROCEDURES WITHIN THE UNITED STATES OR WHETHER A PORTION OF THE AUDIT WAS CONDUCTED BY YOUR U.S. AUDITOR WITHIN TAIWAN;

     o THE PERCENTAGE OF YOUR TOTAL ASSETS, LIABILITIES, REVENUES AND EXPENSES THAT RELATE TO YOUR OPERATIONS LOCATED IN TAIWAN FOR EACH PERIOD PRESENTED.

     Response: The Company's US audit firm at the time, Child, Sullivan & Company (now Child, Van Wagner & Bradshaw PLLC) used no other audit firm to assist in the audit. The Company's US auditor does a great deal of audit work in Asia, and their auditors were personally on site in Taiwan to perform the audit field work. Their on-site audit team consisted of their full-time employees from Utah, their contract employees from Hong Kong, and a mandarin speaking audit manager who they regularly contract from another PCAOB registered firm located in Utah. In addition to the audit staff on site, the engagement partner visited and toured the facilities, met with management, and reviewed the on-site audit work being performed. Management's understanding is that most of the auditor's upper level reviews and final clean-up were performed in the US, but the majority of required audit procedures were performed in Taiwan.

     The Staff is correct in its assessment that a majority of the Company's assets, liabilities, revenues and expenses are located in Taiwan. The percentages, as of December 31, 2004, are: assets, 95.9%; liabilities, 83.8%; revenues, 90.0%; and expenses, 45.3%.

2. ALTHOUGH THE REPORT ISSUED ON THE DECEMBER 31, 2003 FINANCIAL STATEMENTS IS DATED PRIOR TO MAY 24, 2004, THE INCLUSION OF THE REPORT IN THE DOCUMENT FILED IN APRIL 2005 CONSTITUTES A REISSUANEE OF THE REPORT AS OF THE DATE THE FORM 10-KSB WAS FILED- PLEASE NOTE THAT LIVINGSTON, WACHTELL, AND CO. LLP IS CURRENTLY REGISTERED WITH THE PCAOB. PLEASE SEE THE REGISTRATION WEBSITE AT HTTP://WWW.PCAOBUS.ORG/REGISTRATION/REGISTERED_PUBLIC_ACCOUNTING
     _FIRMS.PDF. PLEASE ALSO NOTE THAT A NON-REGISTERED FIRM MAY ELECT TO FOLLOW PCAOB STANDARDS. AS SUCH, PLEASE FILE AN AMENDED FORM 10-KSB WITH AN OPINION UPDATED FOR THE APPROPRIATE LANGUAGE OBTAINED FROM YOUR PREVIOUS ACCOUNTANT, LIVINGSTON, WACHTELL, AND CO., LLP

     Response: The Company will file this report with the Amended Form 10-KSB.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-7
-----------------------------------------------

3. PLEASE REVISE YOUR PRESENTATION OF CHANGES IN LONG TERM DEBT FROM THE NET PRESENTATION TO THE GROSS PRESENTATION AS REQUIRED BY PARAGRAPHS 11-13 OF SFAS 95

David R. Humphrey
December 9, 2005
Page 3


     Response: In the Amended Form 10-KSB, the Company has revised its presentation of changes in long term debt in the Consolidated Statements of Cash Flow from the net presentation to the gross presentation.

NOTE 1 - ORGANIZATION, NATURE OF OPERATIONS, AND BUSINESS ACQUISITION
---------------------------------------------------------------------

OTHER STOCK TRANSACTIONS, PAGE F-1L
-----------------------------------

4. WE NOTE FROM DISCLOSURE HERE AND THROUGHOUT YOUR FILING THAT YOU HAVE ISSUED SHARES OF COMMON STOCK AND/OR WARRANTS FOR SERVICES SEVERAL TIMES DURING 2003 AND 2004. SUPPLEMENTALLY PROVIDE US WITH A TABLE DETAILING EACH ISSUANCE OF EQUITY INSTRUMENTS FOR SERVICES. THIS TABLE SHOULD INCLUDE THE DATE, DESCRIPTION OF SERVICE, NUMBER OF UNITS AND TYPE OF EQUITY INSTRUMENT ISSUED, TOTAL VALUE, HOW SUCH VALUE WAS DETERMINED, AND HOW SUCH VALUE COMPARED WITH THE MARKET VALUE ON THE DATE OF ISSUANCE. IN ADDITION, YOUR DISCLOSURE SHOULD BE REVISED TO INDICATE HOW YOU DETERMINED THE VALUE OF THE EQUITY INSTRUMENTS AND HOW THIS VALUE COMPARED TO THE MARKET VALUE ON THE DATE OF GRANT.

     Response: Please see the requested table attached hereto as Appendix B. Notes 1 and 9 regarding stock transactions have been updated to disclose the determination of value and its comparison to market value on the dates of grant.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

EARNINGS PER SHARE. PAGE F-17
-----------------------------

5. PLEASE REVISE YOUR DISCLOSURE RELATED TO EARNINGS PER SHARE TO INCLUDE THE NUMBER OF POTENTIALLY ANTI-DILUTIVE SHARES- REFER TO THE GUIDANCE IN PARAGRAPH 40(C) OF SFAS 128.

     Response: In the Amended Form 10-KSB, the disclosure has been revised to indicate 7,100,000 potentially anti-dilutive shares, as well as the fully diluted denominator as 34,500,443.

NOTE 9 - STOCKHOLDERS' EQUITY
-----------------------------

STOCK OPTIONS AND WARRANTS, PAGE F-23
-------------------------------------

6. WE NOTE THAT, FROM NOVEMBER 2004 THROUGH FEBRUARY 2005, YOU ISSUED 25 4/5 UNITS COMPRISED OF 25,000 SHARES OF COMMON STOCK, 25,000 WARRANTS TO PURCHASE COMMON STOCK VESTING OVER THREE YEARS AND A 10% CONVERTIBLE NOTE IN THE AMOUNT OF $25,000 CONVERTIBLE AT $0.25 PER SHARE FOR TOTAL PROCEEDS OF $645,000 OR $25,000 PER UNIT. WITH REGARD TO THIS ISSUANCE, PLEASE PROVIDE US WITH YOUR ANALYSIS OF THESE INSTRUMENTS UNDER EITF 00-19 AND EITF 00-27. INCLUDE IN YOUR RESPONSE A TABLE AND DISCUSSION DETAILING THE
     FOLLOWING:

     o    THE DATE OF SALE OF EACH UNIT;

David R. Humphrey
December 9, 2005
Page 4



     o    THE MARKET VALUE OF THE COMMON STOCK AT THE DATE OF SALE;

     o    HOW YOU DETERMINED THE FAIR VALUE OF THE COMPONENTS OF EACH UNIT;

     o    HOW SUCH FAIR VALUE COMPARED TO THE MARKET VALUE ON THE DATE OF GRANT;

     o HOW YOU DETERMINED THE APPROPRIATE CLASSIFICATION (LIABILITY OR EQUITY) FOR THE WARRANTS;

     o HOW YOU EVALUATED BOTH THE WARRANTS AND THE CONVERTIBLE DEBENTURE FOR ANY BENEFIT ON CONVERSION;

     o    THE AMOUNT OF SUCH BENEFIT;

     o    HOW YOU RECORDED SUCH BENEFIT, IF ANY; AND

     o THE EFFECTIVE INTEREST RATE OR RANGE OF EFFECTIVE INTEREST RATES RELATED TO THE CONVERTIBLE DEBENTURES ISSUED IN CONJUNCTION WITH THESE TRANSACTIONS.

     WE MAY HAVE FURTHER COMMENT ON YOUR RESPONSE.

     Response: Please see the requested table and disclosure attached hereto as Appendix C.

NOTE 11 - INCOME TAXES, PAGE F-26
---------------------------------

7. WE NOTE THAT YOU HAVE INCURRED SIGNIFICANT OPERATING LOSSES, NET LOSSES AND NEGATIVE OPERATING CASH FLOWS IN RECENT YEARS, AND HAVE AN ACCUMULATED DEFICIT AS OF DECEMBER 31, 2004 AND JUNE 30, 2005. WE ALSO NOTE THAT AS OF DECEMBER 31, 2004, YOU HAVE PRESENTED $706,323 OF NET DEFERRED TAX ASSETS IN YOUR BALANCE SHEET FOR WHICH NO VALUATION ALLOWANCE WAS PROVIDED. FORMING A CONCLUSION THAT A VALUATION ALLOWANCE IS NOT NEEDED IS DIFFICULT WHEN THERE IS NEGATIVE EVIDENCE SUCH AS CUMULATIVE LOSSES IN RECENT YEARS, AS THE WEIGHT GIVEN TO THE POTENTIAL EFFECT OF EVIDENCE SHOULD BE COMMENSURATE WITH THE EXTENT TO WHICH IT CAN BE OBJECTIVELY VERIFIED. IN THIS REGARD, YOUR HISTORY OF RECENT LOSSES WOULD APPEAR TO REQUIRE A FULL VALUATION ALLOWANCE AGAINST DEFERRED TAX ASSETS. PLEASE TELL US HOW YOU DETERMINED THAT DEFERRED TAX ASSETS WERE RECOVERABLE IN LIGHT OF THE HISTORY OF LOSSES. IN THE ALTERNATIVE, IF AFTER RECONSIDERING THE EVIDENCE AVAILABLE YOU DETERMINE THAT A FULL VALUATION WAS NECESSARY, PLEASE AMEND YOUR FINANCIAL STATEMENTS ACCORDINGLY. REFER TO PARAGRAPHS 23 AND 25 OF SFAS 109.

     Response: Management believes that the operating subsidiary in Taiwan will more likely than not generate taxable income sufficient to realize the benefits of the deferred tax assets. The deferred tax assets shown on the balance sheet are specific to Taiwan, and a full valuation allowance was made for deferred taxes in the U.S.

8. AS A RELATED MATTER, WE NOTE THAT, IN NOTE 11, YOU DISCUSS U.S. AND TAIWANESE NET OPERATING LOSS CARRYFORWARDS AND INDICATE THAT THESE HAVE BEEN FULLY RESERVED. SUPPLEMENTALLY CLARIFY THIS APPARENT DISCREPANCY.

David R. Humphrey
December 9, 2005
Page 5


     Response: In the amended Form 10-KSB, Note 11 of the financial statements has been revised to clarify the full valuation allowance for U.S. operating loss carryforwards only. Management believes it is more likely than not that the Taiwanese subsidiary will generate taxable income sufficient to realize the deferred tax assets prior to their expiration.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2005
--------------------------------------------------------

9. WE NOTE FROM THE DISCLOSURE RELATED TO THE 25 4/5 UNITS ISSUE FROM NOVEMBER 2004 THROUGH FEBRUARY 2005 AND FROM THE DECEMBER 31, 2004 BALANCE SHEET THAT APPROXIMATELY $520,000 OF 180 DAY CONVERTIBLE NOTES WERE ISSUED AS OF DECEMBER 31, 2004. WE ALSO NOTE FROM YOUR BALANCE SHEET PRESENTATION IN THIS FORM 10-QSB THAT THE FULL ISSUANCE OF $645,000 CONVERTIBLE NOTES IS STILL OUTSTANDING. SUPPLEMENTALLY EXPLAIN TO US THE FACTS AND CIRCUMSTANCES SURROUNDING THE NON-CONVERSION OF AT LEAST $520,000 OF THESE NOTES AS IT APPEARS THE LATEST MATURITY DATE WOULD BE JUNE 30, 2005.

     Response: The note conversion feature was not automatic or mandatory. The lenders opted to retain the debentures for future collection rather than convert them to equity in Cirmaker.

     The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comment in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at 886-3-282-1006 or our counsel George Wang at (212) 603-2062.

                                         Very truly yours,

                                         /s/ Hong Juin Chang

                                         Hong Juin Chang

                                                                      Appendix A
                                                                      ----------


                        LIVINGSTON, WACHTELL & CO., LLP
                          Certified Public Accountants
                29 Broadway, 25th Floor  New York, NY 10006-3208
              Tel 212-480-0200 o Fax 212-480-1321 o www.lwccpa.com
                                Established 1919


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Board of Directors
Cirmaker Technology Corporation
Taoyuan, Taiwan

We have audited the accompanying consolidated balance sheet of Cirmaker Technology Corporation (formerly Wrestle-Plex Sports Entertainment Group, Ltd.) and subsidiaries as of December 31, 2003, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cirmaker Technology Corporation (formerly Wrestle-Plex Sports Entertainment Group, Ltd.) and subsidiaries as of December 31, 2003 and the consolidated results of its operations and comprehensive loss, changes in stockholders' equity and its consolidated cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ Livingston, Wachtell & Co., LLP
LIVINGSTON, WACHTELL & CO., LLP

New York, New York
March 6.2004
April 18, 2005

                         CIRMAKER TECHNOLOGY CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Year ended
                                                                      December 31,
                                                             -----------------------------
                                                                 2004             2003
                                                             ------------     ------------
Cash flows from operating activities:
  Net loss                                                   $ (2,417,884)    $ (1,600,359)
  Adjustments to reconcile net loss to
    net cash provided by (used in) operations:
    Depreciation and amortization                                 529,032          498,529
    Provision for losses on receivables                           122,442           84,969
    Inventory reserves                                             27,606            5,808
    Impairment loss on equity investments                               -          650,482
    Stock and warrants issued for services                        944,023          400,000
    Minority interest                                            (359,760)          45,962
    Loss on asset disposal                                        346,911                -
    Gain on equity investment                                    (214,263)
    Other, net                                                   (445,526)         167,307
    Changes in operating assets and liabilities:
      Trade receivables                                          (405,190)      (1,002,274)
      Inventory                                                  (763,380)         951,702
      Other current assets                                       (110,841)        (122,114)
      Trade payables                                             (274,655)      (1,162,898)
      Accrued liabilities and taxes payable                      (312,698)         714,055
                                                             ------------     ------------
  Net cash used in operations                                  (3,334,183)        (368,831)

Cash flows from investing activities:
  Change in restricted cash                                       (76,435)         (21,324)
  Purchase of property and equipment                             (325,754)        (579,361)
  Purchase of equity investments                                        -       (1,187,710)
  Proceeds on sale of property and equipment                      623,755                -
  Proceeds on sale of equity investments                          788,992                -
  Other investing activities                                            -         (218,509)
                                                             ------------     ------------
      Net cash used in investing activities                     1,010,558       (2,006,904)

Cash flows from financing activities:
  Proceeds from cash overdraft                                  1,274,771                -
  Proceeds from (repayments of) bank notes                     (1,426,454)       1,620,590
  Proceeds from due to related party                              312,844          272,978
  Proceeds from long-term debt                                  2,125,282           66,000
  Repayments of long-term debt                                   (578,092)        (259,296)
  Proceeds from sale of common stock                                    -          500,000
  Issuance costs from sale of common stock                              -          (26,690)
  Proceeds from the issuance of debentures                        520,000                -
                                                             ------------     ------------
      Net cash provided by financing activities                 2,228,351        2,173,582

  Effect of rate changes on cash                                 (106,832)          60,557

  Decrease in cash and cash equivalents                          (202,106)        (141,596)

  Cash and cash equivalents, beginning of period                  237,125          378,721
                                                             ------------     ------------
  Cash and cash equivalents, end of period                   $     35,019     $    237,125
                                                             ============     ============

Supplemental disclosures of cash flow information:
  Cash paid for interest                                     $    295,870     $    266,507
                                                             ============     ============
  Cash paid for income taxes                                 $          -     $    182,155
                                                             ============     ============


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

     EARNINGS (LOSS) PER SHARE


     The Company accounts for earnings per share under the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Due to net losses in both periods presented, diluted earnings per share is not presented because its effect would be antidilutive. If all outstanding warrants and options were to be exercised, an additional 7,100,000 common shares would be issued, bringing the denominator used in fully diluted earnings per share to 34,500,443.


     ADVERTISING COSTS

     The Company expenses all advertising costs as incurred. The Company expensed approximately $77,261 and $64,000 in advertising costs, which were included in sales and marketing expenses, for years 2004 and 2003, respectively.

     STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation for employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and other interpretations. Accordingly, compensation cost for the stock, stock options or other similar instruments, granted to employees is measured as the excess, if any, of the quoted market price of the Company's common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

     The Company accounts for stock-based compensation for non-employees under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123 requires that options, warrants, and similar instruments which are granted to non-employees for goods and services be recorded at fair value on the grant date. Fair value is generally determined under an option pricing model using the criteria set forth in SFAS No. 123. The Company is subject to the pro forma disclosure requirements for stock-based compensation for employees.

     The provision for income taxes was estimated as follows:

                                                            2004         2003
                                                            ----         ----
     Taiwan 25% tax on current earnings                  $        -    $        -
     Taiwan 10% tax on undistributed earnings                     -        58,080
     Taiwan investment tax credit and other                       -       (17,561)
                                                         ----------    ---------
     Total payable currently                             $        -    $   40,519
                                                         ----------    ---------

     Deferred income tax expense (credit) - net

     Taiwan                                              $ (246,889)   $   85,379
     U.S. federal                                          (514,563)     (442,070)
     U.S. federal valuation allowance                       514,563       442,070
                                                         ----------    ----------
     Total deferred                                      $ (246,889)   $   85,379
                                                         ----------    ----------

     Total income taxes                                  $ (246,889)   $  125,898
                                                         ==========    ==========

     The Taiwan tax system imposes a 25% corporate income tax on all corporate earnings. In addition, any undistributed current earnings, on a tax basis, of Cirmaker Taiwan can be subject to an additional 10% corporate income tax if the earnings are not distributed before a specific time. At December 31, 2004, there are no undistributed earnings that are subject to this additional 10% corporate income tax. Cirmaker Taiwan's corporate tax returns through 2002 have been reviewed and approved by the Taiwan Tax Authority. Cirmaker Taiwan also collects and pays a 5% value - added tax ("VAT") on certain sales and purchases.


     There is no provision for U.S. income taxes included on a consolidated basis since the Company has incurred a net operating loss in the U.S. At December 31, 2004, the Company has a net operating loss carryforward of $1,980,000 in the U.S., which may be available to offset future taxable income through 2024. Additionally, at December 31, 2004, the Company has a net operating loss carryforward in Taiwan of $1,198,360, which it expects to apply in 2005 and thereafter. The U.S. deferred tax asset, based on a tax rate of 34% was $673,200, for which the Company has recorded a full valuation allowance.

                                                                      Appendix B
                                                                      ----------

Equity instruments issued for services

                                                                                                                  OTCBB
  Date            Description              Number         Type          Value           Determination            Closing
--------  ---------------------------    ---------    --------------  ---------    --------------------------    -------
03/21/03  Consulting services              500,000    Common shares   $ 355,000    $.71 per share based on        $ 2.45
          related to finding and                                                   value of services received
          arranging the reverse
          merger

12/29/03  Employee management services   2,500,000    Options         $ 400,000    Intrinsic value of $.16        $ 0.51
                                                      exercisable                  per share ($.51 - $.35)
                                                      at $.35

12/29/03  Employee management services   2,000,000    Options         $       -    Intrinsic value of $.01        $ 0.51
                                                      exercisable                  per share ($.51 - $.50)
                                                      at $.50                      not deemed material

04/02/04  Consulting services              585,443    Common shares   $ 345,443    $.59 per share based on        $ 0.48
                                                                                   then current market quotes

07/27/04  Consulting services              487,000    Common shares   $ 146,100    $.30 per share based on        $ 0.30
                                                                                   then current market quotes

11/19/04  Bridge loan financing            170,000    Common shares   $  34,000    $.20 per share based on        $ 0.20
          arrangement                                                              then current market quotes

11/19/04  Bridge loan financing            170,000    Warrants        $  28,730    $.169 per share based on
          arrangement                                 exercisable                  Black Scholes model
                                                      for 3 years
                                                      at $.25

11/19/04  Conversion feature of bridge     680,000    Warrants        $  52,700    $.0775 per share based on
          loan financing arrangement                  exercisable                  Black Scholes model
                                                      in 6 months
                                                      at $.25

12/20/04  Bridge loan financing            350,000    Common shares   $  91,000    $.26 per share based on
          arrangement                                                              then current market quotes     $ 0.26

12/20/04  Bridge loan financing            350,000    Warrants        $  78,610    $.2246 per share based on
          arrangement                                 exercisable                  Black Scholes model
                                                      for 3 years
                                                      at $.25

12/20/04  Conversion feature of bridge   1,400,000    Warrants        $ 167,440    $.1196 per share based on
          loan financing arrangement                  exercisable                  Black Scholes model
                                                      in 6 months
                                                      at $.25

                                                                      Appendix C
                                                                      ----------

CRKT
Sale of Debentures

                     Value each  Value each  Value each  Fair Value  Fair Value  Fair Value  Fair Value  Fair Value   Total
                        10%       6 month      3 year      Common       10%       6 month      3 year      Common     Fair
   Date     # Sold   Debentures   Warrants    Warrants     Stock     Debentures   Warrants    Warrants     Stock      Value
----------  -------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------
11/19/2004  170,000      1         0.0775      0.1690       0.20       170,000      52,700      28,730     34,000    285,430
12/20/2004  350,000      1         0.1196      0.2246       0.26       350,000     167,440      78,610     91,000    687,050
                                                                       -------     -------     -------    -------    -------
2004 TOTAL                                                             520,000     220,140     107,340    125,000    972,480

2/15/2005   125,000      1         0.1051      0.2060       0.24       125,000      52,550      25,750     30,000    233,300


[TABLE CONTINUED]


                                        Black Sholes Assumptions
                                 --------------------------------------
             Amount    Finance   Strike   Share                Interest
   Date     Received    Cost     Price    Price   Volatility     Rate

11/19/2004   111,278   174,152    0.25     0.20      168.0%      3.2%
12/20/2004   271,824   415,226    0.25     0.26      168.0%      3.2%
             --------  --------
2004 TOTAL   383,102   589,378

2/15/2005              233,300    0.25     0.24      168.0%      3.2%

     The economics of these instruments is that they are simply a bridge financing for a six month period of time. The value of the beneficial conversion feature, estimated using the Black Scholes valuation model with the assumptions included in the table, was recorded as part of the cost of the financing. The fair value of the beneficial conversion was measured at the date of issuance, and charged to expense consistent with other types of financing costs. Accordingly, $589,378 was included in general and administrative expenses for the year ended December 31, 2004.